UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31768 / August 25, 2015

In the Matter of

LITTLE HARBOR MULTISTRATEGY COMPOSITE FUND
LITTLE HARBOR ADVISORS, LLC

30 Doaks Lane
Marblehead, MA 01945

(812-14395)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(c) AND 18(i) OF THE ACT, UNDER
SECTIONS 6(c) AND 23(c)(3) OF THE ACT GRANTING AN EXEMPTION FROM RULE
23c-3 UNDER THE ACT AND PURSUANT TO SECTION 17(d) AND RULE 17d-1 UNDER
THE ACT

Little Harbor MultiStrategy Composite Fund and Little Harbor Advisors, LLC filed an
application on December 2, 2014, and amendments to the application on April 10, 2015 and June
17, 2015 requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act")
granting an exemption from sections 18(c) and 18(i) of the Act, under sections 6(c) and 23(c)(3)
of the Act granting an exemption from rule 23c-3 under the Act and pursuant to section 17(d) of
the Act and rule 17d-1 under the Act. The order permits certain registered closed-end
management investment companies to issue multiple classes of shares and to impose asset-based
distribution and service fees and deferred sales charges.

On July 28, 2015, a notice of the filing of the application was issued (Investment Company Act
Release No. 31726). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that proposed repurchases will be made in a manner which does not unfairly
discriminate against any holders of the class or classes of securities to be purchased.

It is further found that the investment company's institution of asset-based distribution fees is consistent with the provisions, policies, and purposes of the Act, and is not on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of Little Harbor MultiStrategy Composite Fund and Little Harbor Advisors, LLC (File No. 812-14395),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(c) and 18(i) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

IT IS ALSO ORDERED, under sections 6(c) and 23(c)(3) of the Act, that the requested exemption from rule 23c-3 is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) and rule 17d-1, that the investment company's institution of asset-based distribution fees is approved, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary